Exhibit 1


COMPANY PRESS RELEASE

SOURCE: ACS-TECH80  LTD.

ACS-TECH80 LTD., 2004, FOURTH QUARTER AND YEAR END RESULTS

MIGDAL HA'EMEK, Israel, March 7, 2005 /PRNewswire/ -- ACS-Tech80 Ltd., (Nasdaq:
ACSEF - news), a developer of proprietary software and advanced electronics for the production of universal, fully digital motion control products, today reports 2004 fourth quarter and year end results.

For fiscal year 2004, revenues were $14,376,000, an increase of 56% from $9,205,000 in 2003. Net income in 2004 was $2,253,000, an increase of 174% from
$822,000 in 2003.

For the fourth quarter of 2004, revenues were $3,584,000, an increase of 37% from $2,615,000 in the fourth quarter of 2003. Net income for the fourth quarter of 2004 was $376,000, an increase of 19% from $315,000 in the fourth quarter of 2003.

This press release contains forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the Company's product, successful implementation of the Company's product, competitive factors, the ability to manage the Company's growth and the ability to recruit additional personnel.

CONTACT:  ZE'EV KIRSHENBOIM, CEO, ACS-TECH80 LTD. (011-972-4-654-6440)

CONSOLIDATED STATEMENTS OF OPERATIONS

                                       THREE MONTHS ENDED DECEMBER 31,   YEAR ENDED DECEMBER 31,
                                           ----------------------        ----------------------
                                             2004           2003           2004           2003
                                           -------        -------        -------        -------
                                                               CONSOLIDATED
                                           ----------------------------------------------------
                                             U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA
                                           ----------------------------------------------------
Revenues                                     3,584          2,615         14,376          9,205
Cost of revenues                             1,806          1,307          7,602          4,548
                                           -------        -------        -------        -------
Gross profit                                 1,778          1,308          6,774          4,657
                                           -------        -------        -------        -------
Research and development costs
Costs incurred                                 491            377          1,668          1,415
Less-grants received                             -            (99)          (247)          (430)
                                           -------        -------        -------        -------
Net research and development costs             491            278          1,421            985

Proceeds from insurance claim                    -              -           (182)             -
Selling, general and administrative
 expenses, net                                 866            773          3,001          2,801
                                           -------        -------        -------        -------

Total operating costs                        1,357          1,051          4,240          3,786
                                           -------        -------        -------        -------

Operating income                               421            257          2,534            871
Financing  income (expenses), net               51              8            (26)           (21)
Other expenses                                 (17)            (7)           (20)            (9)
                                           -------        -------        -------        -------

Income before taxes on income                  455            258          2,488            841
Tax benefit (income taxes)                     (79)            57           (235)           (19)
                                           -------        -------        -------        -------

Net income                                     376            315          2,253            822
                                           =======        =======        =======        =======

Earnings per Ordinary Share
in U.S. dollars
Basic                                         0.11           0.11           0.70           0.28
                                           =======        =======        =======        =======
Diluted                                       0.10           0.09           0.66           0.26
                                           =======        =======        =======        =======

Weighted average number Shares used
in computation of earnings per share
Basic - in thousands                         3,210          2,965          3,210          2,965
                                           =======        =======        =======        =======
Diluted - in thousands                       3,393          3,284          3,383          3,269
                                           =======        =======        =======        =======

CONSOLIDATED BALANCE SHEETS


                                                                                             DECEMBER 31,
                                                                                       ----------------------
                                                                                         2004           2003
                                                                                       -------        -------
                                                                                            CONSOLIDATED
                                                                                       ----------------------
                                                                                      U.S. DOLLARS IN THOUSANDS
                                                                                       ----------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                                2,626          1,730
Short-term and restricted bank deposits                                                      -          1,029
Trade receivables, net                                                                   3,170          2,445
Inventories                                                                              2,784          1,981
Other                                                                                      376            348
                                                                                       -------        -------
TOTAL CURRENT ASSETS                                                                     8,956          7,533
                                                                                       -------        -------

LONG-TERM ASSETS
Deferred income taxes                                                                      142            245
Debt securities held to maturity                                                         1,000              -
Investment in other company                                                              1,218          1,218
Other long-term assets                                                                     105             96
                                                                                       -------        -------
TOTAL LONG-TERM ASSETS                                                                   2,465          1,559
                                                                                       -------        -------

PROPERTY AND EQUIPMENT
Cost                                                                                     3,418          3,336
Less - accumulated depreciation                                                         (2,498)        (2,160)
                                                                                       -------        -------
                                                                                           920          1,176
                                                                                       -------        -------

                                                                                        12,341         10,268
                                                                                       =======        =======


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current maturities of long-term loans                                                        -          1,349
Trade payables                                                                           1,376          1,354
Accounts payable and accruals                                                            1,229            901
                                                                                       -------        -------
TOTAL CURRENT LIABILITIES                                                                2,605          3,604
                                                                                       -------        -------

LONG-TERM LIABILITIES
Long-term accrued expenses                                                                   -             62
Accrued severance pay, net                                                                 152            142
                                                                                       -------        -------
TOTAL LONG-TERM LIABILITIES                                                                152            204
                                                                                       -------        -------

SHAREHOLDERS' EQUITY
Share capital - Ordinary Shares of NIS 0.01 par value
  (Authorized: 8,000,000; Issued and outstanding:
    December 31, 2004 -  3,101,647 shares (December 31, 2003 - 2,821,752 shares)             9              9
    Treasury stock (December 31, 2004 and 2003 - 24,801)                                  (346)          (346)
    Additional paid-in capital                                                           6,713          5,842
    Retained earnings                                                                    3,208            955
                                                                                       -------        -------
                                                                                         9,584          6,460
                                                                                       -------        -------
                                                                                        12,341         10,268
                                                                                       =======        =======

COMPANY PRESS RELEASE

SOURCE: ACS-TECH80 LTD.

ACS-TECH80 LTD. REPORTS FIRST QUARTER RESULTS

MIGDAL HA'EMEK, Israel, May 2 /PRNewswire/ - ACS-Tech80 Ltd., (Nasdaq: ACSEF - news), a developer of proprietary software and advanced electronics for the production of universal, fully digital motion control products, today reports first quarter results.

Revenues for the first quarter were $2,503,000, compared to $2,995,000 in the first quarter a year ago. Net income for the first quarter of 2005 was $40,000, or $0.01 per share, compared to $474,000, or $0.15 per share in the first quarter a year ago.

This press release contains forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the Company's product, successful implementation of the Company's product, competitive factors, the ability to manage the Company's growth and the ability to recruit additional personnel.

CONTACT: ZE'EV KIRSHENBOIM, CEO, ACS-TECH80 LTD. (011-972-4-654-6440)

2005, Q1 CONSOLIDATED STATEMENT OF OPERATIONS                     THREE MONTHS ENDED              YEAR ENDED
                                                                        MARCH 31,                DECEMBER 31,
                                                                 2005             2004               2004
                                                               -------           -------           -------
                                                                               CONSOLIDATED
                                                               -------------------------------------------
                                                                          U.S. DOLLARS IN THOUSANDS
                                                               -------------------------------------------
Revenues                                                         2,503             2,995            14,376

Cost of revenues                                                 1,281             1,570             7,602
                                                               -------           -------           -------
GROSS PROFIT                                                     1,222             1,425             6,774
                                                               -------           -------           -------

RESEARCH AND DEVELOPMENT COSTS
Costs incurred                                                     408               363             1,668
Less-grants received                                                 -                 -              (247)
                                                               -------           -------           -------
NET RESEARCH AND DEVELOPMENT COSTS                                 408               363             1,421

Proceeds from insurance claim                                        -              (182)             (182)
Selling, general and administrative expenses, net                  786               653             3,001
                                                               -------           -------           -------
TOTAL OPERATING COSTS                                            1,194               834             4,240
                                                               -------           -------           -------


OPERATING INCOME                                                    28               591             2,534

Financing  income (expenses), net                                   34               (36)              (26)
Other expenses, net                                                 (1)                -               (20)
                                                               -------           -------           -------
INCOME BEFORE TAXES ON INCOME                                       61               555             2,488

Taxes on income, net                                               (21)              (81)             (235)
                                                               -------           -------           -------

NET INCOME                                                          40               474             2,253
                                                               =======           =======           =======

Earnings per Ordinary Share in U.S. Dollars
Basic                                                             0.01              0.15              0.70
                                                               =======           =======           =======
Diluted                                                           0.01              0.15              0.66
                                                               =======           =======           =======

Weighted average number of Shares used in computation
of earnings per share
Basic - in thousands                                             3,165             3,225             3,210
                                                               =======           =======           =======
Diluted - in thousands                                           3,473             3,361             3,383
                                                               =======           =======           =======


2005, Q1 CONSOLIDATED BALANCE SHEET                                      MARCH 31,                DECEMBER 31,
                                                                  2005              2004              2004
                                                                -------           -------           -------
                                                                               CONSOLIDATED
                                                                -------------------------------------------
                                                                        U.S. DOLLARS IN THOUSANDS
                                                                -------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                         2,575             2,367             2,626
Marketable securities                                               258                 -                 -
Short-term and restricted bank deposits                               -             1,031                 -
Trade receivables, net                                            2,186             2,892             3,170
Inventories                                                       2,756             2,358             2,784
Other                                                               530               448               376
                                                                -------           -------           -------
TOTAL CURRENT ASSETS                                              8,305             9,096             8,956
                                                                -------           -------           -------

LONG-TERM ASSETS
Deferred income taxes                                               143               188               142
Debt securities held to maturity                                  1,000                 -             1,000
Investment in Held Company                                        1,218             1,218             1,218
Long-term balances                                                  101                97               105
                                                                -------           -------           -------
                                                                  2,462             1,503             2,465
                                                                -------           -------           -------

PROPERTY AND EQUIPMENT
Cost                                                              3,471             3,374             3,418
Less - accumulated depreciation                                  (2,591)           (2,264)           (2,498)
                                                                -------           -------           -------
                                                                    880             1,110               920
                                                                -------           -------           -------

                                                                 11,647            11,709            12,341
                                                                =======           =======           =======

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current maturities of long-term loans                                 -             1,032                 -
Trade payables                                                      934             1,775             1,376
Other                                                               945             1,058             1,229
                                                                -------           -------           -------
TOTAL CURRENT LIABILITIES                                         1,879             3,865             2,605
                                                                -------           -------           -------
LONG-TERM LIABILITIES
Long-term accrued expenses                                            -                49                 -
Accrued severance pay, net                                          144               147               152
                                                                -------           -------           -------
TOTAL LONG-TERM LIABILITIES                                         144               196               152
                                                                -------           -------           -------
SHAREHOLDERS' EQUITY
Share capital - Ordinary Shares of NIS 0.01 par value
 (Authorized: 8,000,000; Issued and outstanding:
 March 31, 2005 - 3,102,147, March 31 2004 - 3,053,973
 Dec 31, 2004 - 3,101,647)                                            9                 9                 9
Treasury stock (March 31,2005 and 2004- 24,801
Dec 31, 2004 - 24,801)                                             (346)             (346)             (346)
Additional paid-in capital                                        6,713             6,556             6,713
Retained earnings                                                 3,248             1,429             3,208
                                                                -------           -------           -------
                                                                  9,624             7,648             9,584
                                                                -------           -------           -------

                                                                 11,647            11,709            12,341
                                                                =======           =======           =======

COMPANY PRESS RELEASE

SOURCE: ACS-TECH80 LTD.

ACS-TECH80 LTD. REPORTS SECOND QUARTER RESULTS

MIGDAL HA'EMEK, Israel, July 20, 2005 - ACS-Tech80 Ltd., (Nasdaq: ACSEF - news), a developer of proprietary software and advanced electronics for the production of motion control products, today reports second quarter revenues and earnings.

Revenues for the second quarter of 2005 were $2,846,000, a decrease of 23% from the $3,689,000 revenues reported in the second quarter of 2004, and an increase of 14% from the $2,503,000 revenues reported for the first quarter of 2005. Revenues for the first six months of 2005 were $5,349,000, a decrease of 20% from the $6,684,000 revenues reported in the first six months of 2004.

Operating income for the second quarter of 2005 was $319,000, compared to $736,000 in the second quarter of 2004, and $28,000 in the first quarter of 2005. Operating income for the first six months of 2005 was $347,000, compared to $1,327,000 in the first six months of 2004.

Net income for the second quarter of 2005 was $145,000, or $0.05 per share, compared to $668,000 net income, or $0.20 per share in the second quarter of 2004, and $40,000 net income, or $0.01 per share in the first quarter of 2005. Net income for the first six months of 2005 was $185,000, or $0.06 per share, compared to $1,142,000 net income, or $0.34 per share reported in the first six months of 2004.

The company completed the second quarter of 2005 with cash, cash equivalents, marketable securities and long-term debt securities of approximately $4.3 million, compared to $3.6 million at the end of 2004, due principally to a positive operating cash flow.

The decline in revenues compared to the same period in 2004 is mainly attributed to a temporary business decline experienced by a large customer in the field of Electronics manufacturing equipment, who expects business increase later this year. On the other hand, we have experienced an increase in demand from our customers in the Medical Imaging and Digital Printing equipment industries.

Our solid financial and cash position enabled us to increase our investment in development of new products and in marketing activities, to forgo applying for Chief Scientist grants, funding R&D activities using our own resources.

Based on current market conditions and new design wins that will positively affect our results in the next 12 months, we expect our revenues in the second half of 2005 to increase by approximately 5% to 10% when compared to the first half of 2005.

This press release contains forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the Company's product, successful implementation of the Company's product, competitive factors, the ability to manage the Company's growth and the ability to recruit additional personnel.

CONTACT: ZE'EV KIRSHENBOIM, CEO, ACS-TECH80 LTD. (011-972-4-654-6440)

2005, Q2 CONSOLIDATED STATEMENTS OF OPERATIONS              SIX MONTHS ENDED            THREE MONTHS ENDED        YEAR ENDED
                                                                JUNE 30,                     JUNE 30,             DECEMBER 31,
                                                        ----------------------        ----------------------        -------
                                                         2005           2004            2005           2004            2004
                                                        -------        -------        -------        -------        -------
                                                                                   CONSOLIDATED
                                                        -------------------------------------------------------------------
                                                                            U.S. DOLLARS IN THOUSANDS
                                                        -------------------------------------------------------------------
REVENUES                                                  5,349          6,684          2,846          3,689         14,376

COST OF REVENUES                                          2,629          3,555          1,348          1,985          7,602
                                                        -------        -------        -------        -------        -------

GROSS PROFIT                                              2,720          3,129          1,498          1,704          6,774
                                                        -------        -------        -------        -------        -------
RESEARCH AND DEVELOPMENT COSTS
COSTS INCURRED                                              818            739            410            376          1,668
LESS-GRANTS RECEIVED                                          -           (171)             -           (171)          (247)
                                                        -------        -------        -------        -------        -------
NET RESEARCH AND DEVELOPMENT COSTS                          818            568            410            205          1,421

PROCEEDS FROM INSURANCE CLAIM                                 -           (182)             -              -           (182)
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES, NET         1,555          1,416            769            763          3,001
                                                        -------        -------        -------        -------        -------
TOTAL OPERATING COSTS                                     2,373          1,802          1,179            968          4,240
                                                        -------        -------        -------        -------        -------

OPERATING INCOME                                            347          1,327            319            736          2,534
FINANCING EXPENSES, NET                                     (23)           (64)           (57)           (28)           (26)
OTHER INCOME (EXPENSES), NET                                 (1)            (2)             -             (2)           (20)
                                                        -------        -------        -------        -------        -------
INCOME BEFORE TAXES ON INCOME                               323          1,261            262            706          2,488
TAXES ON INCOME                                            (138)          (119)          (117)           (38)          (235)
                                                        -------        -------        -------        -------        -------

NET INCOME                                                  185          1,142            145            668          2,253
                                                        =======        =======        =======        =======        =======

EARNINGS PER SHARE - IN U.S. DOLLARS
 BASIC NET EARNINGS PER SHARE                              0.06           0.34           0.05           0.20           0.70
                                                        =======        =======        =======        =======        =======
DILUTED NET EARNINGS PER SHARE                             0.06           0.34           0.04           0.20           0.66
                                                        =======        =======        =======        =======        =======

WEIGHTED AVERAGE NUMBER OF  SHARES OUTSTANDING
BASIC - IN THOUSANDS                                      3,111          3,339          3,111          3,339          3,210
                                                        =======        =======        =======        =======        =======
DILUTED - IN THOUSANDS                                    3,455          3,339          3,483          3,339          3,383
                                                        =======        =======        =======        =======        =======


2005, Q2 CONSOLIDATED BALANCE SHEETS                                 JUNE 30,            DECEMBER 31,
                                                               2005           2004           2004
                                                             -------        -------        -------
                                                                         CONSOLIDATED
                                                             -------------------------------------
                                                                  U.S. DOLLARS IN THOUSANDS
                                                             -------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                      1,898          2,273          2,626
Marketable securities                                            294
Short-term bank deposits                                           -            578              -
Accounts receivable:
Trade                                                          1,883          3,576          3,170
Inventories                                                    3,049          2,966          2,784
Other                                                            430            583            376
                                                             -------        -------        -------
TOTAL CURRENT ASSETS                                           7,554          9,976          8,956
                                                             -------        -------        -------

LONG-TERM ASSETS
Deferred income taxes                                            133            193            142
Debt securities held to maturity                               2,155              -          1,000
Investment in Held Company                                     1,218          1,218          1,218
Long-term balances                                               105             98            105
                                                             -------        -------        -------
                                                               3,611          1,509          2,465
                                                             -------        -------        -------
PROPERTY AND EQUIPMENT
Cost                                                           3,508          3,415          3,418
Less - accumulated depreciation                                2,680          2,360          2,498
                                                             -------        -------        -------
                                                                 828          1,055            920
                                                             -------        -------        -------

                                                              11,993         12,540         12,341
                                                             =======        =======        =======

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current maturities of long-term loans                              -            181              -
Accounts payable and accruals:
Trade                                                          1,004          2,715          1,376
Other                                                          1,082          1,082          1,229
                                                             -------        -------        -------
TOTAL CURRENT LIABILITIES                                      2,086          3,978          2,605
                                                             -------        -------        -------
LONG-TERM LIABILITIES
Long-term accrued expenses                                         -             36              -
Accrued severance pay, net                                       137            145            152
                                                             -------        -------        -------
TOTAL LONG-TERM LIABILITIES                                      137            181            152
                                                             -------        -------        -------
SHAREHOLDERS' EQUITY
Share capital - Ordinary Shares of NIS 0.01 par value
 (Authorized: 8,000,000; Issued and outstanding:
 June 30, 2005 - 3,102,147,  June 30, 2004 - 3,070,147
 Dec 31, 2004- 3,101,647)                                          9              9              9
Treasury stock (June 30, 2005 and 2004 - 24,801                 (346)          (346)          (346)
 Dec 31, 2004 - 24,801)
Additional paid-in capital                                     6,714          6,621          6,713
Retained earnings                                              3,393          2,097          3,208
                                                             -------        -------        -------
                                                               9,770          8,381          9,584
                                                             -------        -------        -------

                                                              11,993         12,540         12,341
                                                             =======        =======        =======